

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 18, 2016

Ronald J. Ricciardi
President and Chief Financial Officer
Saker Aviation Services, Inc.
20 South Street, Pier 6 East River
New York, New York 10004

      Re: **Saker Aviation Services, Inc.**
              Form 10-K for the Year Ended December 31, 2015
              Filed April 11, 2016
              File No. 000-52593

Dear Mr. Ricciardi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Melissa Raminpour

                    Melissa Raminpour
                    Branch Chief
                    Office of Transportation and Leisure